Mail Stop 4561

June 6, 2006

By U.S. Mail and facsimile to (212) 404-9707.

David H. Sidwell
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for the Fiscal Year Ended November 30, 2005**
> **File No. 001-11758**

Dear Mr. Sidwell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Income, page 109

1.   We note that you do not separately present your costs and expenses applicable to services on your Statements of Income. We also note that you report revenues inclusive of interest and dividend income, interest expense and the provision for loan losses and that you do not separately present operating and non-operating income and expenses. Please tell us:

- Whether you track costs related to each of your separately presented revenue line items;

- Your basis for characterizing interest and dividend income, interest expense and provision for loan losses as "Revenues"; and

- Your basis for not separately presenting operating and non-operating income and expenses.

Refer to Rule 5-01 and 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 111

2.   We note that you have classified cash flows from sales of consumer loans as investing cash flows. Please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the origination and sale of loans held for sale.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition – Merchant, Cardmember and Other Fees, page 114

3.   Please tell us the basis for recording Merchant, Cardmember and Other Fees net of the cost of your cardmember reward programs. Refer to EITF 99-19.

Financial Instruments Used for Trading and Investment, page 115

4.   We note your supplemental response dated February 1, 2006 regarding your application of the AICPA Broker Dealer Guide and your fair value accounting policy. In light of the EITF deliberations on this matter we will defer further consideration of this issue at this time. We may have comments at a future date.

Financial Instruments Used for Asset and Liability Management, page 116

5.   Given your use of derivative instruments for both trading and investment purposes, as well as asset and liability management, please revise future filings to clearly disclose the specific derivative instrument(s) used in *each* of your hedging strategies and the methods used to both prospectively and retrospectively assess hedge effectiveness. Provide the following information in your disclosures:

- Identify each type of asset or liability for which you employ hedging strategies;

- Identify the financial instruments, including the types of derivatives, which you use to manage each of these risks;

- Disclose the hedging classification for each derivative instrument; and

- Clearly describe the specific methods used to both prospectively and retrospectively assess hedge effectiveness and measure hedge ineffectiveness and disclose how often these tests are performed.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3426 if you have questions.

Sincerely,

Angela Connell
Senior Accountant